Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Third Quarter of 2019 Financial Results

2.7% RevPAR growth

•	A total of 3,102 hotels with 245,705 hotel rooms in operation as of September 30, 2019, compared to 2,955 hotels and 236,557 hotel rooms as of June 30, 2019.
•

Total revenues increased 20.1% to RMB292.1 million (US$40.9 million)[1] for the third quarter of 2019. Total revenues increased 20.6% to RMB802.4 million (US$112.3 million)[1] for the first nine months of 2019.

•

Adjusted EBITDA (non-GAAP) increased 11.6% to RMB177.1 million (US$24.8 million)[1] for the third quarter of 2019. Adjusted EBITDA (non-GAAP) increased 16.5% to RMB484.0 million (US$67.7 million)[1] for the first nine months of 2019.

•

Net income decreased 28.4% to RMB102.2 million (US$14.3 million)[1] for the third quarter of 2019. Net income increased 13.1% to RMB363.2 million (US$50.8 million)[1] for the first nine months of 2019.

•

Core net income (non-GAAP) increased 16.5% to RMB134.8 million (US$18.9 million)[1] for the third quarter of 2019. Core net income (non-GAAP) increased 17.0% to RMB352.9 million (US$49.4 million)[1] for the first nine months of 2019.

•

Net income per ADS (basic and diluted) totaled RMB1.01 (US$0.14)[1] for the third quarter of 2019. Net income per ADS (basic and diluted) totaled RMB3.60 (US$0.50)[1] for the first nine months of 2019.

•

Core net income per ADS (basic and diluted) (non-GAAP) of the Company totaled RMB1.32 (US$0.18)[1] for the third quarter of 2019. Core net income per ADS (basic and diluted) (non-GAAP) totaled RMB3.46 (US$0.48)[1] for the first nine months of 2019.

•	The Company expects total revenue for the full year 2019 to grow 20%-25% from 2018.

SHANGHAI, Nov. 20, 2019 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree", the "Company", "we", "us" and "our"), a leading hospitality management group in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter of 2019 Operational Highlights

•

As of September 30, 2019, the Company had 30 leased-and-operated ("L&O") hotels and 3,072 franchised-and-managed ("F&M") hotels in operation in 309 cities across China, compared to 30 L&O hotels and 2,528 F&M hotels in operation in 278 cities as of September 30, 2018. The geographic coverage increased by 11.2% year over year.

•

During the third quarter of 2019, the Company opened 181 hotels, an increase of 35 comparing to 146 newly opened hotels in the third quarter of 2018. Among the hotels opened, 3 were in the luxury hotel segment, 20 in the mid-to-up-scale segment, 92 in the mid-scale segment, and 66 in the economy segment. Geographically speaking, 16 hotels were in Tier 1 cities[2], 38 were in Tier 2 cities[3] and the remaining 127 were in select Tier 3 and other cities in China. During this quarter, the Company closed 34 hotels, 15 due to brand upgrade, and 13 due to their non-compliance with the Company's brand and operating standards. The remaining 6 were closed for property related issues. The Company added a net opening of 147 hotels to the portfolio.

•

As of September 30, 2019, the Company had a pipeline with a total of 652 hotels contracted for or under development, among which 47 hotels were in the luxury hotel segment, 128 in the mid-to-up-scale segment, 258 in the mid-scale segment, and 219 in the economy segment.

•	The average daily room rate, or ADR, for all hotels in operation, was RMB174 in the third quarter of 2019, an increase of 4.2% year-over-year.
•	The occupancy rate, or OCC for all hotels in operation was 85.9% in the third quarter of 2019, compared with 87.2% in the third quarter of 2018.
•

The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB149in the third quarter of 2019, representing a 2.7% year-over-year increase.

•

As of September 30, 2019, the Company's loyalty program had more than 39 million individual loyal members and over 1,450,000 corporate members, compared to approximately 36 million and over 1,380,000 corporate members as of June 30, 2019. The Company had approximately 93.1% of room nights sold directly.

Exhibit 99.1

[1] The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB7.1477 on September 30, 2019 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/H10/hist/dat00_ch.htm.

[2] "Tier 1 cities" refers to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou.

[3] "Tier 2 cities" refers to the 32 major cities, other than Tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as "municipalities with independent planning" by the State Council.

"We are pleased with our solid operating and financial performance in the third quarter, especially in the light of the weak service sector numbers observed recently. During the quarter, we further increased market share by exploring new regions and improving the quality of our hotels across all brands. We remain optimistic about the rest of 2019 despite the slowed-down growth momentum of the industry, as we have already shown that GreenTree's business model is able to deliver substantial growth through the variety of options for our franchisees and customers, while generating strong and sustainable cash flow for any future development." said Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree.

Third Quarter of 2019 Financial Results

	Quarter Ended
	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	59,029,825	72,530,518	10,147,393
Franchised-and-managed hotels	184,218,350	219,606,332	30,724,055
Total revenues	243,248,175	292,136,850	40,871,448

	Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	155,949,957	184,867,320	25,863,889
Franchised-and-managed hotels	509,286,550	617,493,389	86,390,502
Total revenues	665,236,507	802,360,709	112,254,391

Total revenues for the third quarter of 2019 were RMB292.1 million (US$40.9 million)[1], representing a 20.1% year-over-year increase. The increase was primarily attributable to the addition of 181 hotels to our current network, improved RevPAR and contribution from membership growth. Growth was partially offset by the renovation of 6 L&O hotels during this quarter. Total revenues for the first nine months of 2019 were RMB802.4 million (US$112.3 million)[1], representing a 20.6% increase.

•

Total revenues from leased-and-operated hotels for the third quarter of 2019 were RMB72.5 million (US$10.1 million)[1], representing a 22.9% year-over-year increase. The increase was primarily attributable to increasing RevPAR, moderate sublease revenue growth; and was partially offset by the renovation of 6 L&O hotels during the quarter. Total revenues from L&O hotels for the first nine months of 2019 were RMB184.9 million (US$25.9 million)[1], representing a 18.5% increase.

•

Total revenues from franchised-and-managed hotels for the third quarter of 2019 were RMB219.6 million (US$30.7 million)[1], representing a 19.2% year-over-year increase. Initial franchise fees increased by 81.3% year-over-year in the third quarter of 2019, primarily due to more economy hotels opened in the third quarter of 2019. The 16.2% increase from the third quarter of 2018 in recurring franchisee management fees and others was primarily due to the new openings, RevPAR growth of 2.7% as well as growth in central reservation system ("CRS") usage fees, annual IT and hotel manager fees, which in turn resulted from the increased number of hotels and hotel rooms in operation. Total revenues from F&M hotels for the first nine months of 2019 were RMB617.5 million (US$86.4 million)[1], representing a 21.2% increase.

Exhibit 99.1

	Quarter Ended
	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
Initial franchise fee	8,425,643	15,277,606	2,137,416
Recurring franchise management fee and others	175,792,707	204,328,726	28,586,640
Revenues from franchised-and- managed hotels	184,218,350	219,606,332	30,724,056

	Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
Initial franchise fee	29,530,295	41,274,393	5,774,500
Recurring franchise management fee and others	479,756,255	576,218,996	80,616,002
Revenues from franchised-and- managed hotels	509,286,550	617,493,389	86,390,502

Total operating costs and expenses

	Quarter Ended
	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	74,507,927	87,277,200	12,210,529
Selling and marketing expenses	12,136,352	20,785,447	2,907,991
General and administrative expenses	24,229,964	39,891,061	5,580,965
Other operating expenses	99,935	53,736	7,518
Total operating costs and expenses	110,974,178	148,007,444	20,707,003

	Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	202,460,194	246,216,861	34,447,005
Selling and marketing expenses	33,524,476	61,815,183	8,648,262
General and administrative expenses	69,781,751	105,391,932	14,744,873
Other operating expenses	278,527	161,710	22,624
Total operating costs and expenses	306,044,948	413,585,686	57,862,764

Hotel operating costs for the third quarter of 2019 were RMB87.3 million (US$12.2 million)[1], representing a 17.1% increase from the third quarter of 2018. The increase was mainly attributable to costs associated with the expansion of our F&M hotels including staff costs; higher consumables, higher depreciation and amortization, higher one-time renovation costs related to the renovation of 6 L&O hotels, as well as the operation costs of Argyle. For the first nine months of 2019, hotel operating costs were RMB246.2 million (US$34.4 million)[1], representing a 21.6% increase.

Exhibit 99.1

	Quarter Ended
	September 30,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	US$
Rental	19,958,416	17,679,757	2,473,489
Utilities	5,376,412	4,231,308	591,982
Personnel cost	10,221,598	10,918,296	1,527,526
Depreciation and amortization	5,752,902	5,627,887	787,370
Consumable, food and beverage	5,039,899	7,760,883	1,085,787
Costs of general managers of franchised-and-operated hotels	19,132,342	27,616,095	3,863,634
Other costs of franchised-and- operated hotels	6,096,382	8,400,931	1,175,333
Others	2,929,976	5,042,043	705,408
Hotel Operating Costs	74,507,927	87,277,200	12,210,529

	Nine Months Ended
	September 30,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	US$
Rental	55,250,840	57,327,190	8,020,369
Utilities	15,591,749	15,277,291	2,137,372
Personnel cost	25,391,187	28,207,871	3,946,426
Depreciation and amortization	14,287,708	19,326,123	2,703,824
Consumable, food and beverage	14,079,286	21,529,959	3,012,152
Costs of general managers of franchised-and-operated hotels	50,447,624	73,106,207	10,227,934
Other costs of franchised-and- operated hotels	17,471,828	21,393,731	2,993,093
Others	9,939,972	10,048,489	1,405,835
Hotel Operating Costs	202,460,194	246,216,861	34,447,005

Selling and marketing expenses for the third quarter of 2019 were RMB20.8 million (US$2.9 million)[1], representing a 71.3% year-over-year increase. The increase was mainly attributable to the operation of the newly-added hotel brands including increased advertising and promotion expenses to improve our brand recognition and increased personnel, compensation and other costs. Selling and marketing expenses for the first nine months of 2019 were RMB61.8 million (US$8.6 million)[1], representing a 84.4% increase.

General and administrative expenses for the third quarter of 2019 were RMB39.9 million (US$5.6 million)[1], representing a 64.6% year-over-year increase. The increase was primarily attributable to increased IT Research and development expense, headquarter staff costs, legal, due diligence, M&A and other consulting fee, increase of share-based payment, as well as the G&A expense of Argyle. General and administrative expenses for the first nine months of 2019 were RMB105.4 million (US$14.7 million)[1], representing a 51.0% year-over-year increase.

Gross profit for the third quarter of 2019 was RMB204.9 million (US$28.7 million)[1], representing an increase of 21.4% from the third quarter of 2018. Gross margin in this quarter was 70.1%, compared to 69.4% a year ago. Gross profit for the first nine months of 2019 was RMB556.1 million (US$77.8 million)[1], representing a 20.2% year-over-year decrease.

Income from operations for the third quarter of 2019 totaled RMB152.6 million (US$21.3 million)[1], representing a year-over-year increase of 13.7%. The operating margin, defined as income from operations as percentage of total revenues, for the third quarter of 2019 was 52.2%, compared to 55.1% a year ago. Income from operations for the first nine months of 2019 totaled RMB405.8 million (US$56.8 million)[1], representing a year-over-year increase of 4.8%.

Adjusted EBITDA (non-GAAP) for the third quarter of 2019 was RMB177.1 million (US$24.8 million)[1], representing a year-over-year increase of 11.6%. The adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 60.6% in the third quarter of 2019, compared to 65.2% in the third quarter of 2018. Adjusted EBITDA (non-GAAP) for the first nine months of 2019 was RMB484.0 million (US$67.7 million)[1], representing a year-over-year increase of 16.5%.

Exhibit 99.1

Net income for the third quarter of 2019 was RMB102.2 million (US$14.3 million)[1], representing a year-over-year decrease of 28.4%. Net margin in the third quarter was 35.0%, compared to 58.7% a year ago. The year-over-year decrease was primarily due to losses on investments in equity securities and increase in total operating cost and expenses. Net income for the first nine months of 2019 was RMB363.2 million (US$50.8 million)[1], representing a year-over-year increase of 13.1%.

Core net income (non-GAAP) for the third quarter of 2019 was RMB134.8 million (US$18.9 million)[1], representing a year-over-year increase of 16.5%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 46.2% in the third quarter of 2019, compared to 47.6% one year ago. Core net income (non-GAAP) for the first nine months of 2019 was RMB352.9 million (US$49.4 million)[1], representing a year-over-year increase of 17.0%.

Earnings per ADS (basic and diluted) for the third quarter of 2019 was RMB1.01 (US$0.14)[1], representing a year-over-year decrease of 28.4%. Core net income per ADS (basic and diluted) (non-GAAP) was RMB1.32 (US$0.18)[1] for the third quarter of 2019, representing a year-over-year increase of 15.8%. Earnings per ADS (basic and diluted) for the first nine months of 2019 was RMB3.60 (US$0.50)[1], representing a year-over-year increase of 9.9%. Core net income per ADS (basic and diluted) (non-GAAP) was RMB3.46 (US$0.48)[1] for the first nine months of 2019, representing a year-over-year increase of 12.7%.

Cash flow. Operating cash inflow for the third quarter of 2019 was RMB188.3 million (US$26.3 million)[1], due primarily to improved operating performance across our hotel portfolio. Operating cash inflow for the first nine months of 2019 was RMB395.5 million (US$55.3 million)[1]. Investing cash outflow for the third quarter of 2019 was RMB615.0 million (US$86.0 million)[1], which was primarily attributable to purchases of short-term investments, purchases of property and equipment, loans to third parties and partially offset by proceeds from Proceeds from short-term investments. Investing cash outflow for the first nine months of 2019 was RMB1,016.5 million (US$142.2 million)[1]. Financing cash inflow for the third quarter of 2019 was RMB2.4 million (US$331.6k)[1] , financing cash outflow for the first nine months of 2019 was RMB195.3 million (US$27.3 million)[1].

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities[4] and time deposit[5]. As of September 30, 2019, the Company had a total balance of cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposit of RMB2,060.5 million (US$288.3 million)[1], as compared to RMB2,053.7 million as of June 30, 2019, primarily due to cash outflow due to acquisitions, and loan to third parties and franchisees.

[4] Investments in equity securities include securities and investment in Gingko and New Century which is recorded in Long-term investments account.

[5] Time deposits are the time deposit certificates last over three months.

Guidance

For the full year 2019, the Company expects growth in total revenues of 20%-25% compared to 2018.

The guidance set forth above reflects the Company's current and preliminary view based on our estimates, may not be indicative of our financial results for future interim periods and the full year ended December 31, 2019 and is subject to change.

Conference Call

GreenTree's management will hold an earnings conference call at 8:00 AM U.S. Eastern Time on November 20, 2019 (9:00 PM Beijing/Hong Kong Time on November 20, 2019).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Exhibit 99.1

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until November 27, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	10136236

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company's non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of September 30, 2019, GreenTree had a total number of 3,102 hotels. In 2018, GreenTree ranked among the Top 12 worldwide in terms of number of hotels in "World's Largest Hotel Companies: HOTELS' 325", published by HOTELS magazine, and was as well the fourth largest hospitality company in China in 2018 based on the statistics issued by the China Hospitality Association.

Exhibit 99.1

The Company has built a strong suite of brands including its flagship "GreenTree Inns" brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. The Company has further expanded its brand portfolio into the mid-to-upscale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all our clients and partners by providing a brand portfolio featuring comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Exhibit 99.1

---Financial Tables and Operational Data Follow---

GreenTree Hospitality Group Ltd.
Unaudited Condensed Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,264,025,785	428,700,947	59,977,468
Short-term investment	685,512,063	556,921,410	77,916,170
Investments in equity securities	307,693,782	219,089,283	30,651,718
Accounts receivable, net of allowance for doubtful accounts	64,864,184	90,541,096	12,667,165
Amounts due from related parties	228,600	2,461,505	344,378
Prepaid rent	4,478,413	5,837,170	816,650
Inventories	2,547,729	1,501,785	210,107
Other current assets	53,969,039	61,394,719	8,589,437
Loans receivable, net	67,196,568	60,955,706	8,528,017
Total current assets	2,450,516,163	1,427,403,621	199,701,110

Non-current assets:
Restricted cash	3,300,000	22,285,620	3,117,873
Long-term time deposits	-	560,000,000	78,346,881
Loan receivable, net	39,352,863	89,090,553	12,464,227
Property and equipment, net	222,389,573	565,715,389	79,146,493
Intangible assets, net	27,213,391	261,856,305	36,635,044
Goodwill	5,787,068	48,540,659	6,791,088
Long-term investments	112,219,460	407,024,641	56,944,841
Other assets	85,701,523	88,055,910	12,319,474
Deferred tax assets	133,300,966	124,879,426	17,471,274
TOTAL ASSETS	3,079,781,007	3,594,852,124	502,938,305

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	60,000,000	60,000,000	8,394,309
Accounts payable	9,182,058	13,347,487	1,867,382
Advance from customers	36,370,325	37,219,547	5,207,206
Amounts due to related parties	285,578	1,041,109	145,657
Salary and welfare payable	42,767,219	38,770,181	5,424,148
Deferred rent	4,421,427	3,204,304	448,299
Deferred revenue	210,585,604	225,121,443	31,495,648
Accrued expenses and other current liabilities	241,407,979	278,469,913	38,959,372
Income tax payable	104,988,638	89,275,446	12,490,094
Total current liabilities	710,008,828	746,449,430	104,432,115

Deferred rent	20,519,682	19,204,066	2,686,748
Deferred revenue	380,173,585	393,140,375	55,002,361
Other long-term liabilities	96,573,810	108,623,349	15,196,965
Deferred tax liabilities	43,538,624	127,972,289	17,903,982
Unrecognized tax benefits	169,619,409	206,196,531	28,847,955
TOTAL LIABILITIES	1,420,433,938	1,601,586,040	224,070,126

Shareholders' equity:
Class A ordinary shares	217,421,867	219,526,699	30,712,915
Class B ordinary shares	115,534,210	115,534,210	16,163,830
Additional paid-in capital	1,003,026,803	1,080,594,887	151,180,784
Retained earnings	252,617,450	411,095,935	57,514,436
Accumulated other comprehensive (loss) income	62,367,692	78,192,101	10,939,477
Total GreenTree Hospitality Group Ltd. shareholders' equity	1,650,968,022	1,904,943,832	266,511,442

Non-controlling interests	8,379,047	88,322,252	12,356,737
Total shareholders' equity	1,659,347,069	1,993,266,084	278,868,179

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,079,781,007	3,594,852,124	502,938,305

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated hotels	59,029,825	72,530,518	10,147,393	155,949,957	184,867,320	25,863,889
Franchised-and-managed hotels	184,218,350	219,606,332	30,724,055	509,286,550	617,493,389	86,390,502
Total revenues	243,248,175	292,136,850	40,871,448	665,236,507	802,360,709	112,254,391

Operating costs and expenses
Hotel operating costs	(74,507,927)	(87,277,200)	(12,210,529)	(202,460,194)	(246,216,861)	(34,447,005)
Selling and marketing expenses	(12,136,352)	(20,785,447)	(2,907,991)	(33,524,476)	(61,815,183)	(8,648,262)
General and administrative expenses	(24,229,964)	(39,891,061)	(5,580,965)	(69,781,751)	(105,391,932)	(14,744,873)
Other operating expenses	(99,935)	(53,736)	(7,518)	(278,527)	(161,710)	(22,625)
Total operating costs and expenses	(110,974,178)	(148,007,444)	(20,707,003)	(306,044,948)	(413,585,686)	(57,862,765)

Other operating income	1,865,788	8,449,390	1,182,113	27,933,277	16,995,685	2,377,783
Income from operations	134,139,785	152,578,796	21,346,558	387,124,836	405,770,708	56,769,409

Interest income and other, net	14,991,069	18,055,095	2,526,001	31,114,962	52,283,638	7,314,750
Interest expense	-	(735,927)	(102,960)	-	(2,121,402)	(296,795)
Gains (losses) from investment in equity securities	3,091,278	(21,796,444)	(3,049,434)	(27,945,284)	54,040,607	7,560,559
Other income, net	36,723,048	-	-	36,723,048	2,690,742	376,449
Income before income taxes	188,945,180	148,101,520	20,720,165	427,017,562	512,664,293	71,724,372

Income tax expense	(46,288,024)	(46,994,932)	(6,574,833)	(104,913,469)	(150,211,254)	(21,015,327)
Income before share of loss in equity method investments	142,657,156	101,106,588	14,145,332	322,104,093	362,453,039	50,709,045

Share of losses in equity investees, net of tax	141,666	1,067,166	149,302	(948,358)	779,369	109,037
Net income	142,798,822	102,173,754	14,294,634	321,155,735	363,232,408	50,818,082

Net loss attributable to non-controlling interests	358,464	939,576	131,451	384,831	3,271,890	457,755
Net income attributable to ordinary shareholders	143,157,286	103,113,330	14,426,085	321,540,566	366,504,298	51,275,837

Net earnings per share
Class A ordinary share-basic and diluted	1.41	1.01	0.14	3.27	3.60	0.50
Class B ordinary share-basic and diluted	1.41	1.01	0.14	3.27	3.60	0.50

Net earnings per ADS
Class A ordinary share-basic and diluted	1.41	1.01	0.14	3.27	3.60	0.50
Class B ordinary share-basic and diluted	1.41	1.01	0.14	3.27	3.60	0.50

Exhibit 99.1

	Quarter Ended			Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Weighted average shares outstanding
Class A ordinary share-basic and diluted	66,789,300	67,416,046	67,416,046	61,536,613	67,183,025	67,183,025
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	36,802,409	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	(2,685,649)	19,606,912	2,743,108	(1,641,908)	15,824,409	2,213,916
Comprehensive income, net of tax	140,113,173	121,780,666	17,037,742	319,513,827	379,056,817	53,031,999

Comprehensive (gain)/loss attributable to non-controlling interests	358,464	939,576	131,452	384,831	3,271,890	457,754
Comprehensive income attributable to ordinary shareholders	140,471,637	122,720,242	17,169,193	319,898,658	382,328,707	53,489,753

Exhibit 99.1

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net income	142,798,822	102,173,754	14,294,634	321,155,735	363,232,408	50,818,082

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,453,263	11,069,474	1,548,676	17,405,012	26,890,288	3,762,090
Share of loss in equity method investments	(141,666)	(757,717)	(106,009)	948,358	(469,920)	(65,744)
Gains from disposal of a long-term investment	(36,723,048)	(309,449)	(43,294)	(36,723,048)	(309,449)	(43,294)
Interest income	(14,991,069)	(4,248,415)	(594,375)	(19,928,935)	(14,662,224)	(2,051,321)
Bad debt expense	623,470	10,663,023	1,491,812	1,322,173	5,663,910	792,410
(Gains) loss from investments in equity securities	(3,091,278)	21,796,444	3,049,435	27,945,284	(54,040,607)	(7,560,559)
Foreign exchange losses (gains)	(3,559,864)	614,390	85,956	(4,174,717)	85,951	12,025
Share-based compensation	3,821,789	7,522,984	1,052,504	7,568,558	18,632,776	2,606,821
Income tax expenses related to dividend distribution or retained profits	-	4,140,689	579,304	-	11,940,633	1,670,556
(Gains) from the acquisition of long-term investment	(1,344,212)	-	-	(1,344,212)	-	-

Changes in operating assets and liabilities:
Accounts receivable	7,038,795	(6,591,451)	(922,178)	(12,429,842)	(30,460,379)	(4,261,564)
Prepaid rent	19,552	(2,070,338)	(289,651)	150,856	(1,358,757)	(190,097)
Inventories	265,681	(55,490)	(7,763)	1,227,103	1,113,304	155,757
Amounts due from related parties	148,694	(1,974,899)	(276,299)	1,670,817	(1,996,450)	(279,314)
Other current assets	(693,699)	4,784,543	669,382	(27,059,650)	4,970,725	695,430
Other assets	-	4,267,763	597,082	-	(7,875,091)	(1,101,766)
Accounts payable	(68,022)	1,332,798	186,465	269,186	3,302,907	462,094
Amounts due to related parties	148,655	(76,817)	(10,747)	629,357	755,531	105,703
Salary and welfare payable	(3,379,410)	(471,404)	(65,952)	(5,030,701)	(5,521,054)	(772,424)
Deferred revenue	28,271,497	5,676,928	794,231	78,150,381	10,502,629	1,469,372
Advance from customers	3,111,537	3,127,446	437,546	2,640,498	849,222	118,811
Accrued expenses and other current liabilities	22,265,074	3,050,771	426,819	(3,341,591)	31,312,003	4,380,710
Income tax payable	31,644,131	11,452,280	1,602,233	(4,895,783)	(15,880,832)	(2,221,810)
Unrecognized tax benefits	(2,526,933)	7,662,789	1,072,064	44,414,222	36,577,122	5,117,328
Deferred rent	6,878,075	(681,471)	(95,341)	4,834,928	(2,532,739)	(354,343)
Other long-term liabilities	8,384,000	8,456,070	1,183,048	17,858,980	12,049,539	1,685,793
Deferred taxes	3,613,270	(2,297,390)	(321,417)	(10,956,896)	2,700,045	377,750
Net cash provided by operating activities	199,967,104	188,257,305	26,338,165	402,306,073	395,471,491	55,328,496

Exhibit 99.1

	Quarter Ended			Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Investing activities:
Purchases of property and equipment	(1,547,609)	(33,707,518)	(4,715,855)	(114,555,864)	(47,218,828)	(6,606,157)
Purchases of intangible assets	(2,345,490)	-	-	(3,245,490)	-	-
Proceeds from disposal of property and equipment	-	-	-	-	1,300,000	181,877
Acquisitions, net of cash received	(13,302,894)	(4,318,317)	(604,155)	(13,302,894)	(248,978,924)	(34,833,432)
Proceeds from disposal of a long-term investment	89,182,803	-	-	89,182,803	-	-
Advances for acquisitions of equity investees	(6,000,000)	(11,244,749)	(1,573,198)	(6,000,000)	(59,111,449)	(8,269,996)
Purchases of short-term investments	(92,693,808)	(405,305,933)	(56,704,385)	(884,360,449)	(617,825,906)	(86,437,023)
Proceeds from short-term investments	39,741,997	4,248,415	594,375	784,976,001	761,078,783	106,478,837
Increase in long-term investments	-	(40,000,000)	(5,596,206)	-	(40,000,000)	(5,596,206)
Purchases of equity securities	(40,879)	(65,086,928)	(9,105,996)	(4,836,717)	(89,123,279)	(12,468,805)
Purchases of long term investments	-	-	-	-	(247,456,740)	(34,620,471)
Proceeds from disposal of equity securities	6,015,829	76,361,856	10,683,416	24,887,802	221,583,600	31,000,686
Increase of long-term time deposits	-	-	-	-	(460,000,000)	(64,356,366)
Repayment from a related party	-	220,300,000	30,821,103	-	337,279,750	47,187,172
Loan to related parties	-	(220,536,455)	(30,854,185)	(4,300,000)	(337,516,205)	(47,220,253)
Loan to third parties	(156,819,164)	(104,000,000)	(14,550,133)	(166,819,164)	(255,775,219)	(35,784,269)
Repayment of loan from third parties	-	-	-	-	121,280,219	16,967,727
Loan to franchisees	(17,960,267)	(34,861,152)	(4,877,255)	(45,960,267)	(66,451,152)	(9,296,858)
Repayment from a franchisee	700,000	3,187,806	445,990	9,120,000	10,455,159	1,462,731
Net cash (used in) provided by investing activities	(155,069,482)	(614,962,975)	(86,036,484)	(335,214,239)	(1,016,480,191)	(142,210,806)

Financing activities:
Distribution to the shareholders	-	-	-	(200,532,021)	(208,025,814)	(29,103,882)
Income tax paid related to the above distribution	-	-	-	(3,000,000)	-	-
Proceeds from NCI	-	2,370,000	331,575	-	12,760,000	1,785,190
Proceeds from IPO, net of capitalized expenses	-	-	-	837,505,007	-	-
Payment for initial public offering costs	-	-	-	(29,390,408)	-	-
Net cash provided by (used in) financing activities	-	2,370,000	331,575	604,582,578	(195,265,814)	(27,318,692)

Effect of exchange rate changes on cash and cash equivalents and restricted cash*	4,904,076	8,375,549	1,171,782	5,518,929	(64,704)	(9,052)
Net increase (decrease) in cash and cash equivalents and restricted cash*	49,801,698	(415,960,121)	(58,194,960)	677,193,341	(816,339,218)	(114,210,056)
Cash and cash equivalents and restricted cash* at the beginning of the period	792,355,308	866,946,688	121,290,301	164,963,665	1,267,325,785	177,305,397
Cash and cash equivalents and restricted cash* at the end of the period	842,157,006	450,986,567	63,095,341	842,157,006	450,986,567	63,095,341

* Upon the adoption of ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, restricted cash was included within cash and cash equivalents in the consolidated statement of cash flows for the three months and nine months period ended September 30, 2019 and the comparative disclosure had been restated to conform to the current period presentation.

Exhibit 99.1

GreenTree Hospitality Group Ltd.
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net income	142,798,822	102,173,754	14,294,634	321,155,735	363,232,408	50,818,082

Deduct:
Other operating income	1,865,788	8,449,390	1,182,113	27,933,277	16,995,685	2,377,783
Gains on investments in equity securities	3,091,278	-	-	-	54,040,607	7,560,559
Share of gain in equity investees, net of tax	141,666	1,067,166	149,302	-	779,369	109,037
Other income, net	36,723,048	-	-	36,723,048	2,690,742	376,449

Add:
Other operating expenses	99,935	53,736	7,518	278,527	161,710	22,625
Income tax expense	46,288,024	46,994,932	6,574,833	104,913,469	150,211,254	21,015,327
Share of loss in equity investees, net of tax	-	-	-	948,358	-	-
Interest expense	-	735,927	102,960	-	2,121,402	296,795
Share-based compensation	3,821,789	7,643,465	1,069,360	7,568,558	19,819,047	2,772,787
Depreciation and amortization	7,453,263	7,172,700	1,003,497	17,405,012	22,993,514	3,216,911
Losses on investments in equity securities	-	21,796,444	3,049,434	27,945,284	-	-
Adjusted EBITDA (Non-GAAP)	158,640,053	177,054,402	24,770,821	415,558,618	484,032,932	67,718,699

	Quarter Ended			Nine Months Ended
	September 30, 2018	September 30, 2019	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net income	142,798,822	102,173,754	14,294,634	321,155,735	363,232,408	50,818,082

Deduct:
Government subsidies (net of 25% tax)	1,049,804	-	-	11,362,580	5,048,981	706,379
Gains on investments in equity securities (net of 25% tax)	2,318,459	-	-	-	40,530,455	5,670,419
Reimbursement related to the ADS program	-	-	-	9,271,648	-	-
Other income (net of 25% tax)	27,542,286	-	-	27,542,286	2,018,057	282,337

Add:
Share-based compensation	3,821,789	7,643,465	1,069,360	7,568,558	19,819,047	2,772,787
Losses on investments in equity securities (net of 25% tax)	-	16,347,333	2,287,076	20,958,963	-	-
one-off selling expense	-	4,306,969	602,567	-	4,306,969	602,567
one-time consulting fees for M&A (net of 25% tax)	-	210,000	29,380	-	1,153,650	161,402
Income tax expenses related to dividend distribution	-	4,140,689	579,304	-	11,940,633	1,670,556
Core net income (Non-GAAP)	115,710,062	134,822,210	18,862,321	301,506,742	352,855,214	49,366,259

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	1.14	1.32	0.18	3.07	3.46	0.48
Class B ordinary share-basic and diluted	1.14	1.32	0.18	3.07	3.46	0.48

Exhibit 99.1

Operational Data

	As of September 30, 2018	As of September 30, 2019
Total hotels in operation:	2,558	3,102
Leased-and-owned hotels	30	30
Franchised hotels	2,528	3,072
Total hotel rooms in operation	209,463	245,705
Leased-and-owned hotels	3,857	3,724
Franchised hotels	205,606	241,981
Number of cities	278	309

	Quarter Ended
	As of September 30, 2018	As of September 30, 2019
Occupancy rate (as a percentage)
Leased-and-owned hotels	72.60%	73.10%
Franchised hotels	87.50%	86.10%
Blended	87.20%	85.90%
Average daily rate (in RMB)
Leased-and-owned hotels	210	224
Franchised hotels	166	173
Blended	167	174
RevPAR (in RMB)
Leased-and-owned hotels	152	164
Franchised hotels	145	149
Blended	146	149

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	As of September 30, 2018	As of September 30, 2019	As of September 30, 2018	As of September 30, 2019
Luxury	/	21	/	4,739
Argyle	/	21	/	4,739
Mid-to-up-scale	82	171	8,930	17,147
GreenTree Eastern	74	100	8,270	10,691
Deepsleep Hotel	1	2	61	161
Gem	2	22	170	2,002
Gya	1	18	70	1,566
Vx	4	19	359	1,544
Ausotel	/	10	/	1,183
Mid-scale	2,118	2,290	181,373	193,213
GreenTree Inn	1,824	1,986	158,174	169,889
GT Alliance	294	297	23,199	22,951
GreenTree Apartment	/	7	/	373
Economy hotels	358	620	19,160	30,606
Vatica	117	122	8,698	9,022
Shell	241	498	10,462	21,584
Total	2,558	3,102	209,463	245,705

For more information, please contact:

GreenTree

Ms. Selina Yang
Phone: +86-21-3617-4886 ext. 7999
E-mail: ir@998.com

Mr. Nicky Zheng
Phone: +86-21-3617-4886 ext. 6708
E-mail: ir@998.com

Exhibit 99.1

Christensen

In Shanghai
Ms. Constance Zhang
Phone: +86-138-1645-1798
E-mail: czhang@christensenIR.com

In Hong Kong
Ms. Karen Hui
Phone: +852-9266-4140
E-mail: khui@christensenIR.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com